                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             DIGENE CORPORATION
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 253752 10 9
                            ---------------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement /x/.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 pages

CUSIP NO.   253752 10 9            13 G                 PAGE  2  OF   6  PAGES


================================================================================
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles M. Fleischman             S.S. #
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) / /

                                                    (b) / /
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

================================================================================
                      5    SOLE VOTING POWER

                             8,095**
  NUMBER OF        -------------------------------------------------------------
   SHARES             6    SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                   4,989,110**
    EACH           -------------------------------------------------------------
  REPORTING           7    SOLE DISPOSITIVE POWER
   PERSON
    WITH                     8,095**
                   -------------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                             4,989,110**
================================================================================
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,381,800**
- --------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                     / /

- --------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 46.2%
- --------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

                 IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

**See Item 4 below.

                                  SCHEDULE 13G



ITEM 1.

                 (a)      Name of Issuer:

                          Digene Corporation

                 (b)      Address of Issuer's Principal Executive Offices:

                          2301-B Broadbirch Drive
                          Silver Spring, MD 20904


ITEM 2.

                 (a)      Name of Person Filing:

                          Charles M. Fleischman


                 (b)      Address of Principal Business Office or, if none,
                          Residence:

                          2301-B Broadbirch Drive
                          Silver Spring, MD 20904


                 (c)      Citizenship:

                          United States


                 (d)      Title of Class of Securities:

                          Common Stock


                 (e)      CUSIP Number:

                          253752 10 9





                              Page 3 of 6 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not Applicable

ITEM 4.          OWNERSHIP.

                 Amount Beneficially Owned:

                 5,381,800*

                 * Includes (i) 4,989,110 shares owned by Armonk Partners, as to which Mr. Fleischman shares voting and investment power as a general partner, (ii) 16,679 shares held in trust for the benefit of Mr. Fleischman's minor children, as to which Mr. Fleischman disclaims beneficial ownership, and (iii) 367,916 shares issuable upon exercise of stock options.


                 Percent of Class:

                 46.2%

                 Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:  8,095

                  (ii)    shared power to vote or to direct the vote: 4,989,110

                 (iii) sole power to dispose or to direct the disposition of: 8,095

                  (iv) shared power to dispose or to direct the disposition of: 4,989,110

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not Applicable





                              Page 4 of 6 pages

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Armonk Partners, as to which Mr. Fleischman shares voting and investment power as a general partner, has the right to receive proceeds from the sale of more than 5% of the outstanding shares of Common Stock of Digene Corporation.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                 Not Applicable


ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not Applicable


ITEM 9.          NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable


ITEM 10.         CERTIFICATION:

                 Not Applicable





                              Page 5 of 6 pages

                                  SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 9, 1996                             /s/Charles M. Fleischman
Date                                  ---------------------------------------
                                                  Signature


                                               CHARLES M. FLEISCHMAN
                                      ---------------------------------------
                                                  Name/Title





                              Page 6 of 6 pages